United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

March 16, 2026

Re: CN Energy Group. Inc.

Acceleration Request for Registration Statement on Form F-3

Initially filed December 22, 2025 and amended on March 13, 2026

File No. 333-292319

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CN Energy Group. Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to Wednesday, March 18, 2026 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Ms. Huan Lou of McCarter & English, LLP by telephone at +1 (212)-609-6921 or via e-mail at hlou@mccarter.com.

Thank you for your assistance in this matter.

Sincerely,

CN Energy Group. Inc.

By:	/s/ Wenhua Liu
Name:	Wenhua Liu
Title:	Interim Chief Executive Officer and Director